TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES 2005 PROGRAM
AND BUDGET FOR GIL JOINT VENTURE GOLD PROSPECT,
FAIRBANKS, ALASKA

For Immediate Release: April 19, 2005, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce that a Program and Budget is approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

Budget Summary

Estimated Cost $USD Permitting 520,000, Engineering 160,000, Data Folio 75,000, Airborne Geophysics 28,800, Reclamation 10,000, Total 793,800.

Permitting

The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA.

Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition.

Engineering

Engineering projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Data Folio

Baseline studies for permitting Gil have been initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

Airborne Geophysics

A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.